Exhibit 5.4

CONSENT OF DONALD F. EARNEST

In connection with Pan American Silver Corp.’s registration statement on Form F-10, dated January 13th, 2009, and any amendments thereto and any registration statements filed pursuant to Rule 429 under the United States Securities Act of 1933, as amended, and any documents incorporated by reference therein (the “Registration Statement”), I, Donald F. Earnest, hereby consent to references to my name and to its involvement in the preparation of the technical report entitled  “Morococha Property Technical Report, Yauli Province, Peru” dated effective December 30, 2007 relating to the Morococha property (the “Technical Information”) in the Registration Statement, and to the inclusion and incorporation by reference of information derived from the Technical Information in the Registration Statement.

Dated this 13th day of January, 2009.

/s/ Donald F. Earnest
Donald F. Earnest